United States Securities and Exchange Commission

SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

July 12, 2019

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	Edward M. Kelly
Senior Counsel

RE:	Sunnova Energy International Inc.
Registration Statement on Form S-1
Filed June 27, 2019
File No. 333-232393

Ladies and Gentlemen:

On behalf of Sunnova Energy International Inc. (the “Company”), enclosed is a copy of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) that was filed today via EDGAR, marked to show changes made to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2019. The changes reflected in Amendment No. 2 include those made in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter of July 10, 2019.

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

Registration Statement on Form S-1 Filed June 27, 2019

Executive Officer Employment Arrangements, page 146

1.

We are unable to locate Exhibit 10.39 which you represent will function as your form of employment agreement with your named executive officers. Additionally, Exhibit 10.39 is not listed in the Exhibit Index. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Form of Executive Severance Agreement that will function as the Company’s form of employment agreement was originally included as Exhibit 10.39 in the Company’s Confidential Draft Submission No. 2 of the Registration Statement (“Submission No. 2”) submitted to the Commission on May 28, 2019. Between the Company’s submission of Submission No. 2 and the filing of Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”) on July 3, 2019, certain of the Company’s existing debt facilities were repaid or amended and restated as described on pages 103 and 104 under “Management Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing Arrangements—Warehouse Securitization Financings” of Amendment No. 2 and, as a result, the Company’s exhibit list was updated to remove references to terminated or superseded agreements. In connection with this update, the Form of Executive Severance Agreement that was previously labeled Exhibit 10.39 was relabeled as Exhibit 10.26 in Amendment No. 1.

United States Securities and Exchange Commission

Correspondence Filed July 8, 2019

Capitalization, page 69

2.

In order to facilitate investor understanding, please enhance your disclosures to clarify how you determine “as adjusted” and “as further adjusted” amounts in the notes to your capitalization table, including any significant estimates and/or assumptions used to determine such amounts.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure in the notes to its capitalization table on pages 72 and 73 of the Registration Statement to clarify how it determines “as adjusted” and “as further adjusted” amounts.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 835- 3786.

Very truly yours, SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Frank Pigott, Securities and Exchange Commission
Jeffery R. Gordon, Securities and Exchange Commission
Kevin W. Stertzel, Securities and Exchange Commission
Joshua Davidson, Baker Botts L.L.P.
Travis J. Wofford, Baker Botts L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson & Elkins L.L.P.